UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Seadrill Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G7998G106

(CUSIP Number)

July 14, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chalermchai Mahagitsiri

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)

(a)       ☐

(b)       ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Thailand

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NUMBER OF SHARES BENEFICIALLY

OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 7,223,615

6.	SHARED VOTING POWER 0

7.	SOLE DISPOSITIVE POWER 7,223,615

8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,223,615

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.19%

12.	TYPE OF REPORTING PERSON (see instructions)

IN

Item 1.

(a)	Name of Issuer

Seadrill Limited (the "Issuer'').

(b)	Address of Issuer's Principal Executive Offices

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed by Mr. Chalermchai Mahagitsiri.

(b)	Address of the Principal Office or, if none, residence

158/7 Charasmeung Road, Rongmeung, Bangkok 10330, Thailand

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(c)	Citizenship

Mr. Mahagitsiri is a citizen of Thailand.

(d)	Title of Class of Securities

Common Shares, par value $0.01 per share ("Common Shares").

(e)	CUSIP Number G7998G106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,223,615

(b)	Percent of class: 7.19%

(c)	Number of shares as to which the person has: 7,223,615

(i)	Sole power to vote or to direct the vote 7,223,615.

(ii)	Shared power to vote or to direct the vote 0.

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(iii)	Sole power to dispose or to direct the disposition of 7,223,615.

(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of August, 2021.

/s/ Chalermchai Mahagitsiri

Chalermchai Mahagitsiri

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